FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Letter dated March 24, 2011, captioned “News item appearing in DNA Money”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
March 24, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24.B/14470

24 March 2011

Mr. Hitesh Desai Manager Surveillance & Supervision, Listing Department, The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street Mumbai - 400 001.	The Manager Listing Department National Stock Exchange Limited Exchange Plaza Bandra Kurla Complex, Bandra (E), Mumbai – 400051.

Dear Sirs,

Sub: News item appearing in DNA Money

This has reference to your letter no. L/DOSS/ONL/RV/2010-11/93 (BSE) and NSE/CM/SURVEILLANCE/R-801 (NSE) dated 24 March 2011 on the above subject.

2. The reports about demerger are speculative in nature. TCL has not received any communication from the GOI on the surplus land issue in the recent past. We welcome any Government process that hopefully will expedite the demerger of Surplus Land, which Tata Communications has repeatedly requested in the best interests of the company and its shareholders.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Satish Ranade

Satish Ranade

Company Secretary &

Chief Legal Officer

Tata Communications Limited

C 21 / C 36, ‘G’ Block Bandra Kurla Complex Mumbai – 400098

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com